PROFESSIONALLY MANAGED PORTFOLIOS

Operating Expenses Limitation Agreement

THIS OPERATING EXPENSES LIMITATION AGREEMENT (this “Agreement”) is effective as of February 28, 2021, by and between Professionally Managed Portfolios, a Massachusetts business trust (the “Trust”), on behalf of the series of the Trust listed on Appendix A, which may be amended from time to time (the “Fund”), and the Advisor of the Fund, Otter Creek Advisors, LLC, a privately owned Florida limited liability company (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 27th day of February, 2015, as such agreement may be amended from time to time (the “Investment Advisory Agreement”); and

WHEREAS, pursuant to the Investment Advisory Agreement, the Fund is responsible for, and has assumed the obligation for, payment of all expenses that have not been assumed by the Advisor thereunder; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement such limit;

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Fund’s Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Advisor with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Advisor’s investment advisory or management fee under Paragraph 7 of the Investment Advisory Agreement and other expenses described in Paragraph 6 of the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, interest expenses, brokerage commissions, acquiring fund fees and expenses, expenses incurred in connection with any merger or reorganization, portfolio transaction expenses, interest on short positions, extraordinary expenses, such as litigation, or any class-specific expenses such as Rule 12b-1 fees or Shareholder Servicing Plan fees.

3. Reimbursement of Fees and Expenses. The Advisor, under Paragraph 7(e) of the Investment Advisory Agreement, retains its right to receive reimbursement of reductions of its investment management fee and of Operating Expenses paid by it that it is not responsible for under Paragraph 6 of the Investment Advisory Agreement.

4. Recoupment Balance. Any fee reduced by the Advisor, or Operating Expenses paid by it (collectively, “subsidies”), pursuant to this Agreement may be reimbursed by the Fund to the Advisor no later than the end of the third fiscal year following the year to which the subsidy relates (subsidies available for reimbursement to the Advisor under this Paragraph are collectively referred to as the “Recoupment Balance”), and any such reimbursement must be approved by the Board of Trustees of the Trust (the “Board”). For example, subsidies relating to the period January 1, 2021 through December 31, 2021 would no longer be eligible for reimbursement after January 1, 2025. The Advisor generally seeks reimbursement on a rolling three-year basis whereby the oldest subsidies are recouped first. The Advisor may not request or receive reimbursement of the Recoupment Balance before payment of the Fund’s Operating Expenses for the current year and cannot cause the Fund to exceed the Expense Cap or any other agreed upon expense limitation for that year in making such reimbursement. The Advisor agrees not to request or seek reimbursement of subsidies that are no longer eligible for reimbursement.

5. Term. This Agreement shall become effective on the date specified herein and shall remain in effect until February 28, 2023 unless sooner terminated as provided in Paragraph 6 of this Agreement. This Agreement shall continue in effect thereafter for additional periods not exceeding one (1) year so long as such continuation is approved for the Fund at least annually by the Board of Trustees of the Trust.

6. Termination. This Agreement may be terminated at any time by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor without payment of any penalty. The Advisor may decline to renew this Agreement by written notice to the Trust at least thirty (30) days before its renewal date. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

7. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

8. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9. Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction of effect.

10. Governing Law. his Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

11. Notice of Limited Liability. The Advisor agrees that the Trust’s obligations under this Agreement shall be limited to the Fund and to its assets, and that the Advisor shall not seek satisfaction of any such obligation from the shareholders of the Fund nor from any Trustee, officer, employee or agent of the Trust or the Fund.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers on one or more counterparts, all on the date and year first above written.

PROFESSIONALLY MANAGED PORTFOLIOS,        OTTER CREEK ADVISORS, LLC
on behalf of the series listed on Appendix A

By:/s/ Elaine E. Richards                    By:/s/ Justin Beals
Name: Elaine E. Richards                    Name: Justin Beals
Title: President                        Title: Chief Compliance Officer
Date:    February 25, 2021                    Date:    February 25, 2021

Appendix A

Operating Expense Limits
(as a percentage of average daily net assets)

Series of Professionally Managed Portfolios	Operating Expense Limit
Otter Creek Long/Short Opportunity Fund	[ ]